August 10, 2023

Ms. Charli Gibbs-Taylor

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc. (the “Company”)
Post-Qualification Amendment to Offering Statement on Form 1-A
File No. 024-11954
CIK No. 001832460

Dear Ms. Gibbs-Taylor:

The Company hereby requests, pursuant to Rule 252(e) of Regulation A under the Securities Act of 1933, that the Securities and Exchange Commission (the “Commission”) take appropriate action to qualify the above-captioned Post-Qualification Amendment to Offering Statement on Form 1-A as of August 14, 2023, at 10:00 a.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such qualification by a telephone call to me at (858) 200-5871 or an email to Lee@RobotCache.com.

Sincerely,

ROBOT CACHE US INC.

By:	/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	Chief Executive Officer